Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2026 GoHealth, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Common Stock of GoHealth, Inc. effective at the opening of the trading session on July 20, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on June 9, 2026.
The Company did not appeal Staff's Delist Determination Letter.
The Company Class A Common Stock was suspended on June 16, 2026. The Staff determination to delist the Company Class A Common Stock became final on June 16, 2026.